Filed by: First Bancorp
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                  Subject Company: First Bancorp
                                                     Commission File No. 0-15572






THE FOLLOWING IS A QUARTERLY SHAREHOLDER REPORT THAT WAS MAILED ON APRIL 24, 2000 TO FIRST BANCORP SHAREHOLDERS, AND OTHER PARTIES THAT HAVE ASKED TO HAVE COMPANY COMMUNICATIONS MAILED TO THEM.







                                  FIRST BANCORP

                                      FIRST
                                     QUARTER
                                     REPORT





                                 March 31, 2000

                               PRESIDENT'S MESSAGE


Dear Shareholders and Friends,

     The first quarter of 2000 was another strong quarter for First Bancorp. Your company achieved significantly higher earnings than the first quarter of 1999, the net interest margin improved from the first quarter of 1999, and asset quality remained strong. The return on average equity of 16.50% and the return on average assets of 1.33% reflect the strong performance attained. Also, another milestone was achieved in the first quarter with total deposits reaching $500 million.

     Net income for the three months ended March 31, 2000 was $1,842,000, a 24.8% increase over the $1,476,000 reported for the same three months of 1999. These first quarter of 2000 earnings amounted to diluted earnings per share of $0.40, a 25.0% increase over the diluted earnings per share of $0.32 reported in the first quarter of 1999.

     Strong growth in loans and deposits continues to be the driving force for the increases in earnings. Over the past twelve months, loans have grown by $74.2 million and deposits have grown by $61.3 million. This equates to twelve month growth of 20.1% for loans and 13.9% for deposits. For the three months ended March 31, 2000, loans grew by $23.4 million, or annualized growth of 22.5%, and deposits grew by $20.7 million, or annualized growth of 17.3%.

     Also contributing to the 17.0% increase in net interest income was a higher net interest margin. The Company's net interest margin of 5.03% for the first quarter of 2000 was slightly higher than the 4.97% yield realized in the first quarter of 1999. Noninterest income increased 5.7%, while noninterest expenses increased 9.6% when comparing the first quarter of 2000 to the first quarter of 1999. The Company's effective tax rate decreased from 35.2% in the first quarter of 1999 to 33.2% in the first quarter of 2000, primarily due to the favorable state tax treatment realized by a subsidiary of the Company that was incorporated in the second quarter of 1999.

     The Company's asset quality ratios remained strong in the first quarter with an annualized net charge-off to average loans percentage of 0.07% and a nonperforming loans to total loans percentage of 0.15% at March 31, 2000.

     I continue to look forward to our pending merger with First Savings Bancorp, Inc. The more I see of this bank and its people, the more I am excited about the business we're going to be able to do together. You may have read about dissident shareholders who are trying to block this merger from happening. Unfortunately, due to the stock markets' unfavorable treatment of bank stocks, including First Bancorp, the overcapitalized status of First Savings, and the fact that First Savings was already a very efficient organization with low overhead, some of the traditional ratios referred to in bank mergers are not as meaningful, and are leading some First Savings shareholders into believing that they are not receiving fair value. I am confident that once the proxy statement is mailed and closely examined that the merger will be approved.

     Your company also continues to lay the foundation for future internal growth via de novo branches. I would like to welcome the good folks of Pittsboro and Salisbury to our newest branches that just recently opened in each of those towns. In Pittsboro, our temporary branch is expected to be in use until late summer, at which time we expect to open in a newly constructed building at the same location. We look forward to serving the citizens of both towns. Look for grand openings soon.

    Your board of directors recently announced that for the 14th straight year the Company's dividend rate has been raised. The new quarterly rate of 13 cents per share represents a 14.7% increase over the prior dividend rate. This increased dividend payment is being distributed at the same time as this quarterly report. To enroll in our dividend reinvestment plan, which offers a convenient way to reinvest your dividends in shares of First Bancorp common stock without paying brokerage commissions, please call our transfer agent, Registrar and Transfer Company, at 1-800-368-5948, or Investor Relations,
Attention: Anna Hollers at First Bancorp at 1-800-548-9377.

     Your support of our company as a customer of our products and services helps us to achieve our financial success. We welcome your comments and suggestions.

                                           Sincerely,

                                           James H. Garner
                                           President and Chief Executive Officer

================================================================================
                         First Bancorp and Subsidiaries
                                Financial Summary
================================================================================

                                                                             Three Months Ended
                                                                                  March 31,
                                                                             ------------------
                                                                                                         Percent
($ in thousands except per share data - unaudited)                             2000        1999 (2)      Change
-------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA

Net interest income, taxable equivalent basis                                  $  6,513         5,598        16.3%
Taxable equivalent adjustment                                                       142           152        -6.6%
Net interest income                                                               6,371         5,446        17.0%
Provision for loan losses                                                           310           200        55.0%
Core noninterest income                                                           1,392         1,303         6.8%
Non-core noninterest income (loss), net (1)                                        (10)             5      -300.0%
Noninterest expense                                                               4,685         4,275         9.6%
Income taxes                                                                        916           803        14.1%
Net income                                                                        1,842         1,476        24.8%
-------------------------------------------------------------------------------------------------------------------
PER SHARE DATA

Earnings per share - basic                                                     $   0.41          0.33        24.2%
Earnings per share - diluted                                                       0.40          0.32        25.0%
Cash dividends declared                                                            0.13        0.1133        14.7%
Stated book value                                                                  9.85          9.08         8.5%
Tangible book value                                                                8.72          7.83        11.4%
Common shares outstanding at end of period                                    4,520,851     4,517,792
Weighted average shares outstanding - basic                                   4,537,300     4,523,076
Weighted average shares outstanding - diluted                                 4,612,265     4,629,944
-------------------------------------------------------------------------------------------------------------------
PERIOD END BALANCES

Assets                                                                        $ 591,155       505,862        16.9%
Securities                                                                       74,194        77,380        -4.1%
Loans                                                                           442,728       368,511        20.1%
Allowance for loan losses                                                         6,313         5,671        11.3%
Intangible assets                                                                 5,104         5,684       -10.2%
Deposits                                                                        500,724       439,466        13.9%
Shareholders' equity                                                             44,547        41,036         8.6%
-------------------------------------------------------------------------------------------------------------------
AVERAGE DAILY BALANCES

Assets                                                                        $ 554,775       488,851        13.5%
Loans                                                                           430,376       364,597        18.0%
Earning assets                                                                  519,142       457,237        13.5%
Deposits                                                                        486,053       439,958        10.5%
Shareholders' equity                                                             44,788        41,255         8.6%
-------------------------------------------------------------------------------------------------------------------

RATIOS
Return on average assets                                                          1.33%         1.22%
Return on average equity                                                         16.50%        14.51%
Net interest margin - tax equivalent                                              5.03%         4.97%
Efficiency ratio - tax equivalent                                                59.34%        61.90%
Shareholders' equity to assets                                                    7.54%         8.11%
-------------------------------------------------------------------------------------------------------------------
ASSET QUALITY RATIOS

Net charge-offs to average loans - annualized                                     0.07%         0.04%
Nonperforming loans to total loans                                                0.15%         0.23%
Nonperforming assets to total assets                                              0.27%         0.27%
-------------------------------------------------------------------------------------------------------------------


(1) Non-core noninterest income includes gains and losses from securities sales, loan sales, fixed assets, other real estate and other nonrecurring items.

(2) Share data for 1999 has been adjusted to reflect the 3-for-2 stock split paid on September 13, 1999.

================================================================================

                         First Bancorp and Subsidiaries
                           Consolidated Balance Sheets

                                                                               March 31,          December 31,         March 31,
($ in thousands-unaudited)                                                       2000                1999               1999
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash & due from banks, noninterest-bearing                                  $    18,201              23,055             15,525
Due from banks, interest-bearing                                                 28,827              15,231             24,207
Federal funds sold                                                                8,811              12,280              3,018
                                                                           ------------       -------------       ------------
     Total cash and cash equivalents                                             55,839              50,566             42,750
                                                                           ------------       -------------       ------------
Securities available for sale (costs of $58,983,
     $56,231, and $59,663)                                                       57,114              54,290             59,482

Securities held to maturity (fair values of 16,878
     $17,366, and $18,552)                                                       17,080              17,518             17,898

Presold mortgages in process of settlement                                          661               1,121              1,879

Loans                                                                           442,728             419,163            368,511
   Less:  Allowance for loan losses                                              (6,313)             (6,078)            (5,671)
                                                                           ------------       -------------       ------------
   Net loans                                                                    436,415             413,085            362,840
                                                                           ------------       -------------       ------------
Premises and equipment                                                           10,432              10,063              9,120
Accrued interest receivable                                                       3,783               3,373              3,232
Intangible assets                                                                 5,104               5,261              5,684
Other                                                                             4,727               4,170              2,977
                                                                           ------------       -------------       ------------
        Total assets                                                        $   591,155             559,447            505,862
                                                                           =============      =============       ============

LIABILITIES
Deposits:   Demand - noninterest-bearing                                    $    66,444              60,566             58,242
          Savings, NOW, and money market                                        169,364             164,307            158,980
          Time deposits of $100,000 or more                                      92,137              81,831             63,570
          Other time deposits                                                   172,779             173,319            158,674
                                                                           ------------       -------------       ------------
               Total deposits                                                   500,724             480,023            439,466
Short-term borrowings                                                            40,000              30,000             20,000
Accrued interest payable                                                          3,280               3,457              3,095
Other liabilities                                                                 2,604               2,025              2,265
                                                                           ------------       -------------       ------------
     Total liabilities                                                          546,608             515,505            464,826
                                                                           ------------       -------------       ------------

SHAREHOLDERS' EQUITY
Common stock, No par value per share
     Issued and outstanding:  4,520,851,
           4,551,641, and 4,517,792 shares                                       18,473              19,075             18,695
Retained earnings                                                                27,306              26,051             22,450
Accumulated other comprehensive loss                                             (1,232)             (1,184)              (109)
                                                                           ------------       -------------       ------------
     Total shareholders' equity                                                  44,547              43,942             41,036
                                                                           ------------       -------------       ------------
          Total liabilities and shareholders' equity                        $   591,155             559,447            505,862
                                                                           =============      =============       ============

================================================================================
See notes to consolidated financial statements.

                         First Bancorp and Subsidiaries
                        Consolidated Statements of Income

                                                                 Three Months Ended
                                                                      March 31,
                                                              -----------------------
($ in thousands, except share data-unaudited)                 2000              1999
-------------------------------------------------------------------------------------
INTEREST INCOME
Interest and fees on loans                              $    9,693             7,919
Interest on investment securities:
     Taxable interest income                                   862               798
     Tax-exempt interest income                                214               237
Other, principally overnight investments                       209               204
                                                       ------------       -------------
     Total interest income                                  10,978             9,158
                                                       ------------       -------------
INTEREST EXPENSE
Savings, NOW and money market                                  839               793
Time deposits of $100,000 or more                            1,234               885
Other time deposits                                          2,265             1,999
Short-term borrowings                                          269                35
                                                       ------------       -------------
     Total interest expense                                  4,607             3,712
                                                       ------------       -------------
Net interest income                                          6,371             5,446
Provision for loan losses                                      310               200
                                                       ------------       -------------
Net interest income after provision
   for loan losses                                           6,061             5,246
                                                       ------------       -------------
NONINTEREST INCOME
Service charges on deposit accounts                            695               664
Other service charges, commissions and fees                    446               371
Fees from presold mortgages                                     86               171
Commissions from insurance sales                               145                87
Data processing fees                                            20                10
Securities gains                                                 -                 5
Other gains (losses)                                          (10)                 -
                                                       ------------       -------------
     Total noninterest income                                1,382             1,308
                                                       ------------       -------------
NONINTEREST EXPENSES
Salaries                                                     2,141             1,866
Employee benefits                                              539               479
                                                       ------------       -------------
   Total personnel expense                                   2,680             2,345
Net occupancy expense                                          308               297
Equipment related expenses                                     289               255
Other operating expenses                                     1,408             1,378
                                                       ------------       -------------
     Total noninterest expenses                              4,685             4,275
                                                       ------------       -------------
Income before income taxes                                   2,758             2,279
Income taxes                                                   916               803
                                                       ------------       -------------

NET INCOME                                              $    1,842             1,476
                                                      =============       =============
Earnings per share:
     Basic                                                    0.41              0.33
     Diluted                                                  0.40              0.32

Weighted average common shares outstanding:
     Basic                                               4,537,300         4,523,076
     Diluted                                             4,612,265         4,629,944

================================================================================
See notes to consolidated financial statements.

First Bancorp And Subsidiaries
                   Notes To Consolidated Financial Statements

(unaudited)          For the Periods Ended March 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE 1
The accompanying unaudited consolidated balance sheets and income statements were prepared on a consistent basis with those contained in the Company's 1999 Annual Report on Form 10-K. Reference is made to the most recent Annual Report on Form 10-K filed with the SEC for a full set of financial statements, as well as a discussion of accounting policies and other relevant information with respect to the financial statements. Reference is also made to the Company's quarterly reporting contained on Form 10-Q filed with the SEC within 45 days after each quarter end.

NOTE 2
The results of operations for the periods ended March 31, 2000 and 1999 are not necessarily indicative of the results to be expected for the full year. Basic earnings per share were computed by dividing net income by the weighted average common shares outstanding. Diluted earnings per share includes the potentially dilutive effects of the Company's 1994 Stock Option Plan. Share data for 1999, including earnings per share, have been adjusted to reflect the 3-for-2 stock split that was paid on September 13, 1999 to shareholders of record as of August 30, 1999.

NOTE 3
Certain  amounts  reported  in  the  period  ended  March  31,  1999  have  been reclassified to conform with the presentation for March 31, 2000. These reclassifications had no effect on net income or shareholders' equity for the periods presented, nor did they materially impact trends in financial information.

NOTE 4
Nonperforming assets are defined as nonaccrual loans, loans past due 90 or more days and still accruing interest, restructured loans and other real estate. For each of the periods presented, the Company had no loans past due 90 or more days and still accruing interest. Nonperforming assets are summarized as follows:

                                                             March 31,       December 31,      March 31,
           ($ in thousands)                                    2000              1999            1999
           --------------------------------------------------------------------------------------------
           Nonperforming loans:
              Nonaccrual loans                            $      429            595               596
              Restructured loans                                 252            257               258
                                                          ----------     ----------         ---------
           Total nonperforming loans                             681            852               854
           Other real estate                                     888            906               525
                                                          ----------     ----------         ---------
           Total nonperforming assets                     $    1,569          1,758             1,379
                                                          ==========     ==========         =========

          Nonperforming loans to total loans                   0.15%          0.20%             0.23%
           Nonperforming assets as a percentage of
              loans and other real estate                      0.35%          0.42%             0.37%
           Nonperforming assets to total assets                0.27%          0.31%             0.27%
           Allowance for loan losses to total loans            1.43%          1.45%             1.54%

--------------------------------------------------------------------------------

                         First Bancorp and Subsidiaries
                                Trend Information

($ in thousands except share data)

                                                                              For the Three Months Ended
                                                                              --------------------------
                                                    March 31,     Dec. 31,     Sept. 30,     June 30,      March 31,    One Year
INCOME STATEMENT                                      2000         1999          1999        1999 (2)      1999 (2)      Change
                                                   -----------  ------------  -----------  ------------  -----------  -----------
Net interest income - tax equivalent                $ 6,513        6,347         6,221        5,892         5,598        16.3%
Taxable equivalent adjustment                           142          130           143          149           152        -6.6%
Net interest income                                   6,371        6,217         6,078        5,743         5,446        17.0%
Provision for loan losses                               310          245           205          260           200        55.0%
Core noninterest income                               1,392        1,247         1,239        1,293         1,303         6.8%
Non-core noninterest income (loss), net (1)            (10)           14             3           17             5      -300.0%
Noninterest expense                                   4,685        4,628         4,606        4,307         4,275         9.6%
Income before income taxes                            2,758        2,605         2,509        2,486         2,279        21.0%
Income taxes                                            916          828           771          858           803        14.1%
Net income                                            1,842        1,777         1,738        1,628         1,476        24.8%

Earnings per share - basic                             0.41         0.39          0.38         0.36          0.33        24.2%
Earnings per share - diluted                           0.40         0.38          0.37         0.35          0.32        25.0%

(1) Includes gains and losses from securities sales, loan sales, fixed assets, other real estate and other nonrecurring items. (2) Share data has been adjusted to reflect the 3-for-2 stock split paid on September 13, 1999.

--------------------------------------------------------------------------------

                                                   March 31,    Dec. 31,      Sept. 30,     June 30,     March 31,     One Year
PERIOD END BALANCES                                  2000         1999          1999         1999          1999         Change
                                                  -----------  ------------  -----------  ------------  -----------  -----------
Assets                                            $ 591,155      559,447       535,149      526,287       505,862        16.9%
Securities                                           74,194       71,808        71,463       73,100        77,380        -4.1%
Loans                                               442,728      419,163       400,574      387,755       368,511        20.1%
Allowance for loan losses                             6,313        6,078         5,988        5,822         5,671        11.3%
Intangible assets                                     5,104        5,261         5,366        5,525         5,684       -10.2%
Deposits                                            500,724      480,023       456,085      451,356       439,466        13.9%
Short-term borrowings                                40,000       30,000        30,000       28,000        20,000       100.0%
Shareholders' equity                                 44,547       43,942        42,880       41,728        41,036         8.6%

--------------------------------------------------------------------------------

                                                                              For the Three Months Ended
                                                                              --------------------------
                                                    March 31,      Dec. 31,    Sept. 30,     June 30,      March 31,     One Year
YIELD INFORMATION                                     2000          1999         1999         1999          1999        Change (2)
                                                  -----------  ------------  -----------  ------------  -----------   -----------
Yield on loans                                        9.03%        8.93%         8.83%        8.74%         8.81%        22 bp
Yield on securities - tax equivalent                  6.57%        6.34%         6.38%        6.30%         6.31%        26 bp
Yield on other earning assets                         5.80%        5.38%         5.71%        5.21%         5.07%        73 bp
   Yield on all interest earning assets               8.59%        8.32%         8.37%        8.25%         8.26%        33 bp

Rate on interest bearing deposits                     4.09%        3.91%         3.76%        3.80%         3.90%        19 bp
Rate on other interest bearing liabilities            5.95%        5.71%         5.44%        5.12%         4.63%       132 bp
   Rate on all interest bearing liabilities           4.17%        4.02%         3.80%        3.81%         3.91%        26 bp

        Interest rate spread - tax equivalent         4.42%        4.30%         4.57%        4.44%         4.35%         7 bp
        Net interest  margin - tax  equivalent (1)    5.03%        4.88%         5.16%        5.04%         4.97%         6 bp

        Average prime rate                            8.69%        8.37%         8.10%        7.75%         7.75%        94 bp

(1) Calculated by dividing annualized tax equivalent net interest income by average earning assets for the period.
(2) Expressed in terms of change in basis points from previous year.

--------------------------------------------------------------------------------

                         First Bancorp and Subsidiaries
                              Corporate Information

Board of Directors                                       For Additional Information Contact
     Jack D. Briggs, Chairman                                 Anna G. Hollers
     David L. Burns                                           Investor Relations
     Jesse S. Capel                                           Telephone:  800-548-9377
     James H. Garner
     George R. Perkins, Jr.
     G. T. Rabe, Jr.                                     NASDAQ Symbol:  FBNC
     Edward T. Taws, Jr.                                      Traded on the NASDAQ National Market System
     Frederick H. Taylor
     Goldie H. Wallace
     A. Jordan Washburn                                  Market Makers in First Bancorp Stock
     John C. Willis                                       (Broker Contacts listed in parenthesis)
                                                              J.C. Bradford & Co. (Clay Young at 1-800-830-6071)
     Emeritus -  D. C. Deaton, Jr.                            Legg Mason (Paul Newton at 1-800-628-5770)
               John L. Frye, Sr.                              Scott & Stringfellow (Jeff O'Quinn at 1-800-763-1893 or
               Jack L. Harper                                       Alan Tilley at 1-800-476-1824)
               John J. Russell                                Trident Securities (Sadler Stukes at 1-800-340-6321)
               John C. Wallace                                Wachovia Securities (Kel Normann at 1-800-929-1019)


Executive Officers                                            Dividend Reinvestment Plan
     James H. Garner, President and Chief Executive           Registered   holders  of  First  Bancorp   common  stock  are
         Officer                                              eligible   to   participate   in   the   Company's   Dividend
     Anna G. Hollers, Executive Vice President and            Reinvestment   Plan,  a  convenient  and  economical  way  to
         Secretary                                            purchase  additional  shares of First  Bancorp  common  stock
     Teresa C. Nixon, Executive Vice President of Loan        without   payment   of   brokerage   commissions.    For   an
         Administration and Compliance                        information  folder  and  authorization  form  or to  receive
     David G. Grigg, President of Montgomery Data             additional information please contact:
         Services,   Inc.
     Jerry M. Arnold, Senior Vice President of Operations               First Bancorp Investor Relations
     Eric P. Credle, Senior Vice President and Chief                    Attention:  Anna Hollers
         Financial Officer                                              Post Office Box 508
     Lee C. McLaurin, Senior Vice President and Controller              Troy, NC  27371-0508
                                                                        Telephone:  800-548-9377
                                                                                    or
                                                                        Registrar and Transfer Company
                                                                        Telephone:  800-368-5948

Corporate Office                                                 Stock Transfer Agent
     341 North Main Street                                            Registrar and Transfer Company
     Troy, NC  27371-0508                                             10 Commerce Drive
     Telephone:  910-576-6171                                         Cranford, NJ  07016
     Fax:  910-576-1070                                               Telephone:  800-368-5948



                Please visit our website at www.firstbancorp.com

FIRST BANCORP                                       Address Correction Requested
341 North Main Street
P.O. Box 508
Troy, North Carolina  27371-0508


Investors and security holders are advised to read the joint proxy statement/prospectus regarding the merger referenced in the foregoing information  when  it  becomes  available,  because  it will  contain  important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by First Bancorp. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by First Bancorp at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and other relevant documents may also be obtained from First Bancorp by directing such request to First Bancorp, 341 North Main Street, Troy, North Carolina 27371-0508,
Attention: Anna G. Hollers, telephone: (910) 576-6171.